Change in Independent Registered Public Accounting Firm

On February 28, 2007, Briggs, Bunting, Dougherty, LLP ceased being the Funds independent registered public accounting firm as a result of the Boards decision to change its independent registered public accounting firm. The audit reports of Briggs, Bunting, Dougherty, LLP on the financial statements of the Funds for the past two fiscal years and/or periods contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty,audit scope or accounting principle.

In connection with its audits for the two most recent fiscal years and/or periods, there have been no disagreements with Briggs, Bunting, Dougherty, LLP on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Briggs, Bunting & Dougherty, LLP would have caused them to make reference thereto in their report on the financial statements for such years and/or periods. With the approval of its Board of Directors and its Audit Committee, the Funds engaged Cohen Fund Audit Services, Ltd. as its new independent registered public accounting firm as of February 28, 2007.